SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES AND EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2008

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED].

For transition period from                      to

Commission File Number 001-33390

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Third Federal Savings 401 (k) Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

TFS Financial Corporation

7007 Broadway Avenue

Cleveland, Ohio 44105

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

    Third Federal 401(k) Savings Plan

Cleveland, Ohio

We have audited the accompanying Statement of Net Assets Available for Benefits of the THIRD FEDERAL 401(k) SAVINGS PLAN and the related Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2008 and 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

During 2008, the Plan adopted Statement of Accounting Standards (“SFAS”) 157, “Fair Value Measurements.”

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Third Federal 401(k) Savings Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

MEADEN & MOORE, LTD.

Certified Public Accountants

May 11, 2009

Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Third Federal

401(k) Savings Plan

	December 31
	2008	2007
ASSETS
Investments, at fair value	$53,897,129	$60,803,492
Receivable—Employer contributions	265,218	182,511

Total Assets	54,162,347	60,986,003
LIABILITIES	—	—

Net Assets Available for Benefits	$54,162,347	$60,986,003

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Third Federal

401(k) Savings Plan

	Year Ended December 31,
	2008	2007
Additions to Net Assets Attributed to:
Contributions:
Employer	$1,930,190	$1,752,047
Employee	3,242,426	3,020,559
Rollover	105,911	644,476

	5,278,527	5,417,082
Interest and dividend income	1,174,910	1,031,504
Net unrealized/realized appreciation	—	4,583,396

Total Additions	6,453,437	11,031,982
Deductions from Net Assets Attributed to:
Benefits paid to participants	2,687,184	1,225,202
Administrative expenses	39,615	36,429
Net unrealized/realized depreciation	10,681,890	—

Total Deductions	13,408,689	1,261,631

Net Increase (Decrease)	(6,955,252)	9,770,351
Transfer from ASOP	131,596	—

Net Assets Available for Benefits:
Beginning of Year	60,986,003	51,215,652

End of Year	$54,162,347	$60,986,003

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

Third Federal

401(k) Savings Plan

1 Description of Plan

The following description of The Third Federal 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Plan Document or Summary Plan Description for a complete description of the Plan's provisions.

General:

The Plan is a profit sharing plan and provides for employee contributions under Section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Employees with at least one year of service are entitled to defer a portion of their salary to the Plan following the completion of eligibility requirements. A participant is credited with a year of service after completion of 1,000 hours of service during an eligibility period. A participant must also be at least 18 years of age to become eligible for the Plan except for the Tier III discretionary contribution. A participant must be at least 21 years of age, be credited with 12 months of service and have completed 1,000 hours of service during an eligibility period to be eligible for the Tier III discretionary contribution. A portion of the administrative costs related to the Plan are absorbed by the Company.

In 2007, the Plan was restated to incorporate the requirements of the Pension Protection Act of 2006; and in 2008, the Plan was restated for minor compliance changes.

Contributions:

Effective January 1, 2004, the Plan was amended to allow participants to contribute up to 75% of their eligible compensation to the Plan. The Plan allows participants who have attained age 50 by the end of the Plan year to make catch-up contributions in accordance with Code Section 414(v). Participants may also contribute amounts representing distributions from other qualified plans.

Third Federal Savings and Loan association of Cleveland (Third Federal) makes a matching contribution equal to 100% of 401(k) deferrals up to the first 4% of compensation deferred. Third Federal may also make a discretionary profit sharing contribution. Effective January 1, 2003, the Plan was amended to add a Tier III discretionary contribution. Individuals who are accruing benefits under the Third Federal Savings Retirement Plan are not eligible to receive a Tier III discretionary contribution. For 2008 and 2007, Tier III contributions of 2.5% of eligible wages were made.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.

NOTES TO FINANCIAL STATEMENTS

Third Federal

401(k) Savings Plan

1 Description of Plan, Continued

Participants’ Accounts:

Each participant‘s account is credited with the participant’s contribution, an allocation of Third Federal’s contributions, if eligible, and Plan earnings net of administrative expenses. Allocations are based on participant contributions, participant earnings, or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting:

Participants are 100% vested in their own contributions and income thereon, at all times. Any amounts in participant’s profit sharing Tier I and Tier II and matching accounts prior to January 1, 2004 was vested in accordance with the table below:

Years of Service	%
Less than 2	0%
2	25%
3	50%
4	75%
5	100%

Any amounts contributed to a participant’s profit sharing and matching accounts on or after January 1, 2004, will be immediately 100% vested.

Any amounts in a participant’s Tier III account will be vested based on years of service. Tier III contributions prior to January 1, 2007, will be 0% vested for less than 5 years of service and 100% vested after 5 years of service.

NOTES TO FINANCIAL STATEMENTS

Third Federal

401(k) Savings Plan

1 Description of Plan, Continued

Vesting, Continued:

Tier III contribution made for periods on or after January 1, 2007, will be vested in accordance with the table below:

Years of Service	%
Less than 2	0%
2	25%
3	50%
4	75%
5 or more	100%

Retirement, Death and Disability:

A participant is entitled to 100% of his or her vested account balance upon retirement, death or disability.

Forfeitures:

At December 31, 2008 and 2007, forfeited non-vested accounts totaled $18,396 and $24,288, respectively. These amounts were used to reduce employer contributions by $20,000 (2008) and $45,250 (2007). No forfeitures will be used to reduce contributions in 2009. The Plan also allows forfeitures to be used to pay administrative expenses. For the Plan years ended December 31, 2008 and 2007, $8,750 and $4,200 were used to pay administrative expenses, respectively.

Payment of Benefits:

On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in a lump-sum amount. For termination of service due to other reasons, a participant may transfer the value of the vested interest in his or her account to the trustee or custodian of another qualified retirement plan or receive a lump-sum distribution.

NOTES TO FINANCIAL STATEMENTS

Third Federal

401(k) Savings Plan

1 Description of Plan, Continued

Plan Termination:

Although it has not expressed any intent to do so, Third Federal has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of Plan termination, participants will become 100% vested in their accounts.

Investment Options:

Upon enrollment in the Plan, a participant may direct employee and employer contributions to any of the investment options offered by the Plan. Participants are allowed to change their investment options once per day.

Investments in TFS Financial Corporation stock are based upon each employee’s investment allocation. Purchases of stock occur when the custodian receives the employee and employer contributions. These purchases are conducted through a broker at the prevailing market price of the stock on the exchange in which these shares trade.

Participants’ Loans:

Participants may borrow from their Tier I fund accounts up to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. The term of the loan shall not exceed five years unless the loan is for the purchase of a primary residence. The loan must bear interest at a reasonable rate.

Transfer from Associate Stock Ownership Plan (ASOP):

Participants in the ASOP who are at least age 55 with at least five years of vested service may elect to transfer all or any portion of their accounts in the ASOP to the Plan under the diversification provision of the ASOP. During 2008, participants elected to transfer $131,596 from their accounts in the ASOP to their accounts in the Plan.

Reclassifications:

Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTES TO FINANCIAL STATEMENTS

Third Federal

401(k) Savings Plan

2 Summary of Significant Accounting Policies

The policies and principles which significantly affect the determination of net assets and results of operations are summarized below.

Accounting Method:

The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Valuation of Investments:

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments in registered investment companies. Units of pooled separate accounts are valued by the asset custodian at the daily net asset value, which represented the cumulative market values of the pooled separate accounts’ underlying investments. Units of common/collective trusts are valued by the asset custodian at the daily net asset value, which represents the cumulative market values of the common/collective trust’s underlying investments. Participant loans are valued at their outstanding balance which approximates market. The TFS Financial Corporation stock is valued at its quoted market price.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts and disclosures, and actual results could differ from these estimates.

Risks and Uncertainties:

The Plan provides for various investment options including any combination of mutual funds, pooled separate accounts, common collective trusts, and other investments securities. The investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect amounts reported in the statements of net assets available for benefits and participants individual account balances.

NOTES TO FINANCIAL STATEMENTS

Third Federal

401(k) Savings Plan

2 Summary of Significant Accounting Policies, Continued

Payment of Benefits:

Benefits are recorded when paid.

3 Investments

The following presents investments that represent 5% or more of the Plan’s net assets.

	2008	2007
Investments at fair value:
American Funds American Balanced R4 Fund	$3,304,107	$4,495,680
American Funds Fundamental Investment R4 Fund	$3,029,165	$5,491,661
American Funds Growth Fund of America R4 Fund	N/A	$3,864,605
Putnam International Equity A Fund	N/A	$3,506,022
Principal Partners Large-Cap Value Separate Account	N/A	$3,286,351
Third Federal Savings & Loan certificate of deposit	$13,404,064	$9,270,557
TFS Financial Corporation common stock	$19,224,217	$16,671,383

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by ($10,681,890) and $4,583,396 in 2008 and 2007 as follows:

	2008	2007
Pooled separate accounts	$(4,555,089)	$505,249
Shares of Registered Investment Companies	(7,586,559)	1,290,340
TFS Financial Corporation stock	1,459,759	2,787,807

	$(10,681,890)	$4,583,396

In 2008 and 2007, the Plan’s investments earned interest and dividend income of $1,174,910 and $1,031,504, respectively.

The Plan received $289,330 in dividends on TFS Financial Corporation common stock in 2008. No dividends were received on TFS Financial Corporation common stock in 2007.

NOTES TO FINANCIAL STATEMENTS

Third Federal

401(k) Savings Plan

3 Investments, Continued

Fair Value Measurements:

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2

Inputs to the valuation methodology include:

Quoted prices for similar assets or liabilities in active markets;

Quoted prices for identical or similar assets or liabilities in inactive markets;

Inputs other that quoted prices that are observable for the asset or liability;

Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize to use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

NOTES TO FINANCIAL STATEMENTS

Third Federal

401(k) Savings Plan

3 Investments, Continued

Fair Value Measurements, continued:

There have been no changes in the methodologies used at December 31, 2008.

Common stock and Registered Investment Companies: Valued at the closing price reported on the active market on which the individual securities were traded.

Pooled Separate Accounts and Common/Collective Trusts: Valued at the net asset value (“NAV”) of shares held by the Plan at the year-end.

Participant Loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value circulation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 21, 2008
	Level 1	Level 2	Level 3	Total
Pooled separate accounts		$6,818,979		$6,818,979
Common/collective trust		$13,404,064		$13,404,064
Shares of Registered Investment Companies	$12,010,171			$12,010,171
TFS Financial Corporation common stock	$19,224,217			$19,224,217
Participant Loans			$2,439,698	$2,439,698

Total assets at fair value	$31,234,388	$20,223,043	$2,439,698	$53,897,129

NOTES TO FINANCIAL STATEMENTS

Third Federal

401(k) Savings Plan

3 Investments, Continued

Fair Value Measurements, continued:

Level 3 Assets Year End December 31, 2008 Participant Loans
Balance, beginning of year	$2,346,802
Realized gains/(losses)	—
Unrealized gains/(losses) relating to instruments still held at the reporting date	—
Purchases, sales, issuances and settlements (net)	92,896

Balance, end of year	$2,439,698

4 Concentration of Investments

Included in investments are shares of TFS Financial Corporation common stock amounting to $19,224,217 (2008) and $16,671,383 (2007). This represents 36% (2008) and 27% (2007) of total investments as of that date. A significant decline in the market value of TFS Financial Corporation's stock would significantly effect the net assets available for benefits.

5 Tax Status

The Plan document was restated for law changes. The Internal Revenue Service has determined and informed Third Federal, by letter dated August 5, 2004, that the restated Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended and restated in its entirety since receiving the favorable determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that, therefore, the Plan continues to qualify under the IRC and the related trust continues to be tax-exempt as of December 31, 2008. Accordingly, the accompanying financial statements do not include a provision for Federal income taxes.

NOTES TO FINANCIAL STATEMENTS

Third Federal

401(k) Savings Plan

6 Party-in-Interest Transactions

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. Certain professional fees for the administration and audit of the Plan were paid by Third Federal. During 2008 and 2007, professional fees totaling $39,614 and $36,427, respectively, for the administration of the Plan were paid by the Plan to Principal Life Insurance Company, an affiliate of the Plan custodian, a party-in-interest.

Certain Plan investments consist of shares of TFS Financial Corporation. Third Federal is the Plan sponsor, and TFS Financial Corporation is the parent company of the Plan sponsor; and, therefore, the transactions in TFS Financial Corporation stock qualify as party-in-interest transactions.

7 Recent Accounting Pronouncements

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities (SFAS 161). SFAS 161 expands the disclosure requirements for derivative instruments and hedging activities. For instruments subject to this statement, entities are required to disclose how and why such instruments are being used, where values, gains and losses are reported within financial statements, and the existence and nature of credit-risk-related contingent features. Additionally, entities are required to provide more specific disclosures about the volume of their derivative activity. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The sponsor has not determined the effect of adopting SFAS 161 on the net assets available for benefits and changes in those net assets.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, The Hierarchy of Generally Accepted Accounting Principles (SFAS 162). SFAS 161 identifies the sources of accounting principles to be used in the preparation of financial statements of nongovernmental entities that are presented in accordance with generally accepted accounting principles in the United States. SFAS 162 is effective 60 days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The sponsor has not determined the effect of adopting SFAS 162 on the net assets available for benefits and changes in those net assets.

NOTES TO FINANCIAL STATEMENTS

Third Federal

401(k) Savings Plan

7 Recent Accounting Pronouncements, Continued

In April 2009, the FASB issued three FASB Staff Positions, which provide additional guidance and enhance disclosures regarding fair value measurements and impairment of securities, FASB Staff Position No. FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value Financial Instruments, FASB Staff Position No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, and FASB Staff Position No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. These staff positions 1) require that the fair value of all financial instruments be disclosed in both interim and annual reporting periods; 2) modify the criteria used to assess other-than-temporary impairments (OTTI) of debt securities and collectibility of cash flows; 3) bifurcate the recognition of OTTI between earnings and other comprehensive income; 4) require expanded and more frequent disclosures about OTTI; 5) permit adjustments to estimated fair values when, due to significant decrease in the volume and level of market activity or evidence that a market is not orderly, the valuation technique does not fairly present the price at which willing market participants would transact at the measurement date; and 6) require disclosure about inputs and valuation techniques used to measure fair value for both interim and annual reporting periods. The staff positions are effective for interim reporting periods ending after June 15, 2009, with early adoption permitted. The sponsor has not determined the effect of adopting the staff positions on the net assets available for benefits and changes in those net assets.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Third Federal

401(k) Savings Plan

EIN 34-057493

Plan Number 002

December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Third Federal S&L	Third Federal S&L Certificate of Deposit Portfolio, due 2/09 – 1/13, 2.72% – 5.60%	N/R	$13,404,064
	American Century	American Century Equity Income Advanced	N/R	310,994
*	Principal Life Insurance Company	Principal Bond & Mortgage Separate Account	N/R	821,736
*	Principal Life Insurance Company	Principal LifeTime Strategic Income Separate	N/R	83,092
*	Principal Life Insurance Company	Principal LifeTime 2010 Separate Account	N/R	147,100
*	Principal Life Insurance Company	Principal LifeTime 2020 Separate Account	N/R	404,567
*	Principal Life Insurance Company	Principal LifeTime 2030 Separate Account	N/R	324,570
*	Principal Life Insurance Company	Principal LifeTime 2040 Separate Account	N/R	119,101
*	Principal Life Insurance Company	Principal LifeTime 2050 Separate Account	N/R	111,904
*	Principal Life Insurance Company	Principal Partners Large-Cap Value Separate Account	N/R	1,750,778
*	Principal Life Insurance Company	Principal Partners Large-Cap Growth I Separate Account	N/R	721,306
*	Principal Life Insurance Company	Principal Partners Mid-Cap Growth Separate Account	N/R	815,375
*	Principal Life Insurance Company	Principal Partners Small-Cap Growth II Separate Account	N/R	649,737
*	Principal Life Insurance Company	Principal Small Company Blend, units of a pooled separate account	N/R	279,447
*	Principal Life Insurance Company	Principal Medium Company Blend, units of a pooled separate account	N/R	415,931
*	Principal Life Insurance Company	Principal Small Company Value, units of a pooled separate account	N/R	174,335
	Putnam Investments	Putnam International Equity A Fund	N/R	1,734,379
	The American Funds	American Balanced R4 Fund	N/R	3,304,107
	The American Funds	Fundamental Investment R4 Fund	N/R	3,029,165
	The American Funds	Growth Fund of America R4 Fund	N/R	2,243,261
	The American Funds	Europacific Growth R3 Fund	N/R	1,092,933
	Victory Funds	Victory Stock Index A Fund	N/R	295,332
*	TFS Financial Corporation	Common Stock	N/R	19,224,217
*	Participant loans	Interest rates ranging from 4.25% to 9.50%	N/R	2,439,698

				$53,897,129

N/R	Participant directed investment, cost not required to be reported.
*	Party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THIRD FEDERAL SAVINGS 401 (K) SAVINGS PLAN

June 19, 2009	/s/ Marianne Piterans
Director, Human Resources

June 19, 2009	/s/ Faye T. Pennyman
Manager, Human Resources

EXHIBIT INDEX

23	Consent of Independent Registered Public Accounting Firm—Meaden & Moore LTD